Exhibit 99.(a)(12)

April 28, 2008

Dear Option Holders of Millennium Pharmaceuticals, Inc.:

As you know, on April 10, 2008, we announced that Millennium entered into a merger agreement with Takeda America Holdings, Inc., a wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, that provides for the acquisition of Millennium common stock at a price of $25.00 per share in cash.   The transaction is structured as a tender offer followed by a second step merger.

Under the terms of the merger agreement, each outstanding option to purchase Millennium common stock, whether vested or unvested, that is outstanding at the time of the second step merger will be cancelled in exchange for a cash payment equal to the difference between $25.00 and the exercise price of the option, multiplied by the number of shares issuable under the option.

For example, if you hold an option to purchase 100 shares of common stock at an exercise price of $10.00 per share, you would receive a payment of $1,500 (100 X $15.00), less applicable transfer and withholding taxes, for this option. Any option with an exercise price per share equal to or greater than $25.00 will be cancelled for no payment.

The closing of the merger could occur as early as May 9, 2008.

Please note that, in order to ensure an orderly closing, the Company will not accept any stock option exercises delivered after 4:00 p.m. (Cambridge, MA time) on Monday, May 5, 2008, unless we notify you that this deadline has been extended.  Accordingly, if you wish to exercise your options prior to the closing of the merger, you must do so before this deadline.

Note that you do not need to exercise your options in order to receive payment for your options in connection with the closing of the merger.

We encourage you to consult with your personal tax, accounting and legal advisors regarding the treatment of your stock options under the terms of the merger agreement.

The attached notice describes in more detail the treatment of Millennium options in the proposed merger. If you have any questions, please contact questions@mpi.com

Warmest regards,

/s/ Joel S. Goldberg

Joel S. Goldberg
Vice President, Chief Compliance Officer and Secretary

NOTICE TO HOLDERS OF OPTIONS TO
PURCHASE
COMMON STOCK OF MILLENNIUM
PHARMACEUTICALS, INC.

TO THE HOLDERS OF OPTIONS TO PURCHASE SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE (“Common Stock”), OF MILLENNIUM PHARMACEUTICALS, INC. (the “Company”), GRANTED PURSUANT TO THE COMPANY’S

1993 Incentive Stock Plan, as amended

1996 Equity Incentive Plan, as amended

1997 Equity Incentive Plan, as amended

2000 Stock Incentive Plan, as amended

2007 Incentive Plan, as amended

COR Therapeutics, Inc. 1991 Equity Incentive Plan

1997 Equity Incentive Plan of Millennium BioTherapeutics, Inc.

1997 Equity Incentive Plan of Millennium Predictive Medicine, Inc.

COR Therapeutics, Inc. 1998 Non-Officer Equity Incentive Plan

LeukoSite, Inc. Amended and Restated 1993 Stock Option Plan

AND OPTION AGREEMENTS ISSUED PURSUANT TO SUCH PLANS (the “Options”).

NOTICE IS HEREBY GIVEN that the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 10, 2008, with Takeda America Holdings, Inc. (“Takeda America”) and Mahogany Acquisition Corp. (the “Purchaser”). In accordance with the Merger Agreement, the Purchaser has commenced a tender offer to purchase all of the outstanding shares of Common Stock at a price of $25.00 per share in cash (the “Offer Consideration”) and, subject to the terms of the Merger Agreement, will subsequently merge into the Company, with the Company surviving as a wholly-owned subsidiary of Takeda America (the “Merger”).

In accordance with the terms of the Merger Agreement, each Option to purchase shares of Common Stock, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be cancelled immediately following the Effective Time in exchange for a lump sum cash payment equal to $25.00 less the exercise price per share for the Option multiplied by the number of shares issuable under the Option (each, a “Cashed-Out Option”). In the event an Option has an exercise price per share equal to or greater than $25.00, the Option will be cancelled, without any consideration being payable in respect thereof.

Under the Merger Agreement, payments with respect to each Cashed-Out Option are payable by Takeda America within three business days following the Effective Time.

The cash lump sum amount in respect of Cashed-Out Options will be delivered to holders of such Options net of all applicable transfer and withholding taxes, including income and employment taxes.

Holders of Options do not need to take any action to receive the payments described in this notice. Please contact benefits@mpi.com with any questions. The information in this notice is qualified in its entirety by the terms of the Merger Agreement filed by the Company with the Securities and Exchange Commission (“SEC”) on April 10, 2008 as an exhibit to the Company’s Current Report on Form 8-K and in the Tender Offer Solicitation/Recommendation Statement filed by the Company on Schedule 14D-9 on April 11, 2008 (the “Schedule 14D-9”). You may obtain a copy of the Merger Agreement and Schedule 14D-9 through the SEC’s website at http://www.sec.gov. Each Option holder should carefully read the Merger Agreement and Schedule 14D-9 for additional information and details about the Merger and the treatment of Options.  Each Option holder is encouraged to consult with his or her personal tax, accounting and legal advisors regarding the treatment of Options under the terms of the Merger Agreement.

Exercises of Options prior to the Effective Time

Note that the Company will not accept exercises of Options after 4:00 p.m. (Cambridge, MA time) on Monday, May 5, 2008, unless this date is subsequently modified by the Company.

For Company executive officers, directors and certain designated employees, you must coordinate the exercise of your vested Options (subject to the Company’s pre-clearance requirements)] by contacting Joel Goldberg of the Company at (617) 761-6886. As a reminder, you can never trade in Company securities while you possess material, nonpublic information.